ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

July 24, 2009

09046676

SUPPL

RECEIVED
2009 AUG -4 A 7:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
24 July 2009 (ASX: Quarterly Report for the period 1 April – 30 June 2009 & Appendix 5B)

Dlw 8/4

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

QUARTERLY REPORT FOR THE PERIOD
FROM 1 APRIL 2009 TO 30 JUNE 2009

HIGHLIGHTS

OFFSHORE WEST AFRICA - SENEGAL
SHELL acquires CSEM and commences processing
Option decision required prior to end of August 2009

UNITED STATES OF AMERICA
Third quarter oil and gas sales of $324,626

CHINA
First tranche of sale agreement proceeds received on Beibu Gulf Block 22/12
Second tranche likely during 2nd half 2009

STRONG FISCAL MANAGEMENT CONTINUES

OFFSHORE WEST AFRICA - SENEGAL

RUFISQUE AND SANGOMAR AND SANGOMAR DEEP OFFSHORE BLOCKS (FAR 90% - OPERATOR)

During the quarter SHELL completed the Data Acquisition phase of the CSEM Data Acquisition and Geophysical Evaluation Programme over part of the Licence Area comprising of the Sangomar Offshore, Rufisque Offshore and Sangomar deep Offshore Blocks in Senegal, West Africa; where a number of drilling prospects have already been identified by FAR and its partner Petrosen.



Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

The CSEM data acquisition was funded by SHELL, conducted using the MV Boa Thalassa, the world's first purpose built EM survey vessel, launched in December 2008 and chartered by EMGS under a long-term contract.

The CSEM acquisition phase is being followed by processing, interpretation and integration with seismic and geologic data. FAR is being carried by SHELL for the cost of this work.

The objective of the programme is to enable SHELL to determine whether or not to exercise an option ("the Option") to acquire a 70 percent interest in the Licence Area and enter the second renewal period that includes a well commitment. SHELL has 90 days from the completion of the Data Acquisition phase to decide whether to exercise the Option.


Legend
Old Boundary
New Boundary
CSEM Area
N
2000
1000
Q1 2007
0 12.5 25 50
Kilometers
Water Depth: m

The Data Acquisition phase was completed on 28 May 2009. SHELL has advised the data appears to be of good quality and anticipates having conclusive results available toward the end of August following which FAR and Petrosen will be provided with a comprehensive report. The CSEM data will be licenced to FAR, Petrosen and Shell.


Electromagnetic source
Electromagnetic sensors
Measured signal
Resistive hydrocarbon reservoir

The CSEM study should bring FAR closer to unlocking the significant hydrocarbon potential that exists in the several intriguing deep water plays.

For more information refer to:

http://www.emgs.com/technology
http://www.westerngeco.com/content/services/electromagnetic/csem.asp

Full details of the Agreement entered into with SHELL are contained in an ASX release dated 25 March 2009 and available on the FAR website at www.far.com.au

NORTH AMERICA

North American natural gas prices remain subdued, currently fetching around US$3.60 per thousand cubic feet. FAR is continuing a conservative strategy of limiting expenditures to the maintenance of current production whilst seeking potential partners to carry FAR on expenditures in exploration programs. This is consistent with earlier policies designed to leverage off 3D seismic programs undertaken in earlier periods. FAR expects the sector to recover once economic certainty returns to the USA and continues to view North America, particularly the Gulf Coast area, as the key to building a production and reserve base. This is unsurprising given the Gulf Coast is a prolific hydrocarbon province, the normally strong energy pricing regime and the established infrastructure. FAR has built a strong network over more than a decade of doing business in Texas and Louisiana.

PRODUCTION

Gas sales during the quarter totalled 31.8 million cubic feet (Q1 2009: 32.6 million cubic feet) for an average of 0.35 million cubic feet per day at an average price of US$3.76 per thousand cubic feet before production taxes (Q1 2009: US$5.28/MCF). Oil sales during the quarter totalled 2,423 barrels (Q1: 2,277 barrels) for an average of 27 barrels of oil per day at an average price of US$52.44 per barrel before production taxes (Q1: US$36.00/bbl).

Production volumes were relatively flat with no new production coming on line following FAR's decision to limit exploration expenditures while product prices remain depressed.

NE Waller, Onshore US Gulf Coast (FAR 34%)
Northwest Harris and adjacent Waller counties, Texas
Operator, AYCO

No activity to report during the quarter.

ONSHORE CANADA

Wild River Project, Alberta Canada (FAR ~ 30%)

No Activity to report during the quarter.

AUSTRALIA

EP 104 AND RETENTION LEASE R1 - CANNING BASIN - 8% INTEREST
WEST KORA APPLICATION – CANNING BASIN – 12% INTEREST
STOKES BAY
Stokes Bay Well – Canning Basin, Western Australia (FAR - 8%)

No activity to report during the quarter.

WA-254-P - OFFSHORE CARNARVON BASIN
FAR 10.71% (parts 1, 3, 4), 11.25% (part 2) (OPERATOR - APACHE ENERGY LTD)

No activity to report during the quarter

T/18P BASS BASIN - 0.09375% OVERRIDING ROYALTY
(OPERATOR – ORIGIN)

The Company holds an overriding royalty on the T/18P exploration permit located offshore Tasmania in the Bass Basin. The Bass Basin is located to the east of the Gippsland Basin, historically the largest producing oil and gas area in Australia.

As a royalty holder, First Australian Resources Limited does not receive information on activities within the block and relies on public domain information.

Subsequent to the end of the quarter, a participant, AWE, announced that 2 wells were planned for drilling in the near term. The *Kan Tan IV* offshore drilling rig is currently being upgraded in Port Phillip Bay and is expected to be mobilised to the Bass Basin in late July for the drilling of these high-profile wells. The initial Bass Basin campaign will entail the drilling of the Trefoil-2 appraisal well and the Rockhopper-1 exploration well in T18/P.

FAR has notified each of the current participants of the royalty interest and is awaiting confirmation of acknowledgement. FAR is in receipt of correspondence from SAGASCO (now Origin Energy Resources Limited, Operator of the T18P joint venture) accepting liability in respect of its obligation under the Deed

OFFSHORE CHINA

BEIBU GULF BLOCK 22/12 – (FAR 5% - Subject to Government participation in developments for up to 51%)
OPERATOR- ROC OIL

FAR has entered an agreement to sell its 5 percent interest in Beibu Gulf Block 22/12.

The sale price of US$8 million is to be paid in three tranches

1. US$2 million was received during April 2009.
2. US$3 million upon approval of an Oilfield Development Program ("ODP") or if commercial development of the project proceeds
3. US$3 million once the project has produced 1 million barrels of oil (gross).

The sale involves the disposal of FAR's wholly owned subsidiary Oil Australia Pty Ltd being the entity that holds the Beibu Gulf Interests. The sale represents another milestone for FAR, rationalises its portfolio and enables the company to focus on other opportunities that generate greater leverage.

Given the staged nature of the sale agreement, FAR will continue closely monitoring the future plans for the development of the Wei 6-12, Wei 6-12S, and Wei 12-8 Oil Fields. Petsec, a continuing participant, has reported the ODP is likely late September 2009.


Mongolia
Beijing
CHINA
India
AREA OF DETAIL
N
OIL AND GAS PIPELINE
BEIBU GULF
Wei 12-1 Field (CNOOC)
WEI 6-12 (2002 Discovery)
WEI 6-12 South (2006 Discovery)
BLOCK 22-12
Wei 12-2
Wei 12-3
Wei 12-8 West
Wei 12-8 East
Oil Field
Gas Field
0 5 km

NEW CAPITAL INJECTION

At the end of the quarter FAR had a cash balance of $8.4 million.

During the quarter FAR completed the allotment of 70 million shares at $0.05 per share to Institutional Investors and Sophisticated Investor clients of Hartleys raising $3.5 million before costs. In addition, a small number of notes were converted to shares.

Subsequent to the end of the quarter 12 million options were exercised at 5 cents raising a further $600,000.

Approximately US$3.4 million is due to be received from SHELL during Q3 2009 as reimbursement of past exploration costs. This payment is due regardless of whether or not SHELL exercises its Option under the Agreement.

These new capital injections continue to strengthen the financial position of the Company at a time when many junior explorers are struggling to survive the economic turmoil.

STRONG FISCAL MANAGEMENT

Strong fiscal management over the past three quarters, combining fresh equity with the sale of China and Agreement on Senegal, places FAR in an enviable position among junior oil exploration companies.

Importantly, this has been achieved against the backdrop of a global financial meltdown and accompanying collapse in world energy prices. FAR has not only minimised exposure to expenditures going forward but also ensured significant leverage is retained offshore Senegal and in relation to potential future opportunities that may now become available.

FAR maintains a web site at www.far.com.au.
Email: info@far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Dr Igor Effimoff, a geologist with 35 years experience. He is a member of American Association of Petroleum Geology, the Society of Petroleum Engineers, the Society of Exploration Geophysicists and the Geological Society of America. Dr Effimoff has given his consent to the information in the form and context in which it appears.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN	Quarter ended ("current quarter")
41 009 117 293	30 June 2009

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from product sales and related debtors		326	871
1.2	Payments for	(c) production	(159)	(411)
		(d) administration	(617)	(1,061)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		25	103
1.5	Interest and other costs of finance paid		(67)	(128)
1.6	Income taxes paid			
1.7	Other		2	4
	Net Operating Cash Flows		(490)	(622)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospect leases	(22)	(22)
		(b)equity investments		
		(c) other fixed assets		
		(d) exploration & evaluation	(171)	(1,052)
		(e) development	(9)	(36)
1.9	Proceeds from sale of:	(a)prospects	2,872	2,872
		(b)equity investments		
		(c)other fixed assets		
1.10	Loans to other entities			
1.11	Loans repaid by other entities			
1.12	Other			
	Net investing cash flows		2,670	1,762
1.13	Total operating and investing cash flows (carried forward)		2,180	1,140

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	2,180	1,140
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	3,500	4,250
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings		2,987
1.17	Repayment of borrowings	(362)	(5,903)
1.18	Dividends paid		
1.19	(a) Other (Share Issue Expenses)	(229)	(344)
1.19	(b) Other (Debt Issue Expenses)	(8)	(236)
	Net financing cash flows	2,901	754
	Net increase (decrease) in cash held	5,081	1,894
1.20	Cash at beginning of quarter/year to date	3,575	6,761
1.21	Exchange rate adjustments to item 1.20	(297)	(296)
1.22	**Cash at end of quarter**	8,359	8,359

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	109
1.24	Aggregate amount of loans to the parties included in item 1.10	

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

During the quarter, Shell completed the Data Acquisition phase of the CSEM Data Acquisition and Geophysical Evaluation Programme over part of FAR's Licence Area comprising Sangomar Offshore, Rufisque Offshore and Sangomar deep Offshore Blocks in Senegal, West Africa. This programme has been funded solely by Shell.

The objective of the programme is designed to enable Shell to determine whether or not to exercise an option ("the Option") to acquire a 70 percent interest in the Licence Area and enter the second renewal period that includes a well commitment. Shell has 90 days from the completion of the Data Acquisition phase to decide whether to exercise the Option.

Refer to ASX release of 1 June 2009 for further details.

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
3.2	Credit standby arrangements		

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	25
4.2	Development	-
	Total	25

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	2,236	76
5.2	Deposits at call	160	361
5.3	Commercial Bills	5,963	3,138
5.4	Other		
	Total: cash at end of quarter (item 1.22)	8,359	3,575

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	646,232,784	646,088,344	N/A	N/A
7.4	Changes during quarter (a) Increases through issues	70,000,000 144,440*	70,000,000 210,000**	5.0 cents 4.5 cents	5.0 cents 4.5 cents
	(b) Decreases through returns of capital, buy-backs	-	-		
7.5	**+Convertible debt securities: 15% Unsec.Redeem. Convertible Note)**	6,602,589	6,617,033	45 cents	*Maturity Date* 31 January 2012
7.6	Changes during quarter (a) Increases through issues	-	-	45 cents	*Maturity Date* 31 January 2012
	(b) Decreases through: - converted	(14,444)*	(21,000)**	45 cents	31 January 2012
7.7	**Options**			*Exercise price*	*Expiry date*
	Consultant	2,000,000	-	30 cents	30 June 2010
	Incentive	9,500,000	-	15 cents	31 July 2010
	Consultant	6,000,000	-	14 cents	1 March 2011
	Consultant	14,000,000	-	5 cents	30 June 2012
	Incentive	7,800,000	-	7 cents	30 June 2012
7.8	Issued during quarter	7,800,000	-	*Exercise Price* 7 cents	*Expiry Date* 30 June 2012
7.9	Exercised during quarter			*Exercise Price*	*Expiry Date*
7.10	Expired during quarter:	1,500,000	-	*Exercise Price* 23 cents	*Expiry Date* 30 June 2009
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

* On 30 June 2009, 14,444 Convertible Notes were converted into 10 ordinary shares each at an effective issue price of 4.5 cents per share. Official quotation of the securities was granted on 3 July 2009.

** On 31 March 2009, 21,000 Convertible Notes were converted into 10 ordinary shares each at an effective issue price of 4.5 cents per share. Official quotation of the securities was granted on 3 April 2009.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Date: 24 July 2009
Print name: COLIN HARPER (COMPANY SECRETARY)

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.